UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Metalico, Inc.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

591176102
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102	SCHEDULE 13G	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree High Income Convertible Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 284,124 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 284,124 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,124 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON PN

(1)
In its capacity as the direct owner of 144,567 shares of common stock of the Issuer (“Shares”), approximately 27,030 shares issuable upon the conversion of $35,139.56 of the Series A Notes (as defined below) and approximately 112,527 shares issuable upon the conversion of $44,774.53 of the Series B Notes (as defined below).  However, the aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, any portion of the Series A Notes and Series B Notes that would exceed such amount are not currently convertible into Shares.

(2)
All calculations of percentage ownership herein are based upon a total of 58,646,808 Shares, consisting of (i) 58,322,983 Shares issued and outstanding as of November 7, 2014, as reported by the Issuer on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on November 14, 2014 (the “Form 10-Q”) and (ii) 323,825 Shares issuable upon the conversion of a portion of the Issuer’s 13.50% Series A Convertible Notes due July 1, 2024 (the “Series A Notes”) held by the Reporting Persons or the Issuer’s 13.50% Series B Convertible Notes due July 1, 2024 (the “Series B Notes”) held by the Reporting Persons.  Although the Reporting Persons may be deemed to beneficially own in aggregate $1,344,136.18 of Series A Notes, redeemable for a maximum of approximately 1,033,946 Shares at a conversion price of one share per $1.30 in Series A Notes, and $1,712,686.77 of Series B Notes, redeemable for a maximum of approximately 4,304,309 Shares at a conversion price of one share per $0.3979 in Series B Notes, the aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, the portion of the Series A Notes and Series B Notes that would exceed such amount are not currently convertible into Shares, and the Reporting Persons may only obtain approximately 323,825 Shares upon the conversion of its Series A Notes and Series B Notes.  See Item 4.  The conversion price of the Series B Notes is 110% of the arithmetic average of the weighted average prices of the Shares on each of the fifteen trading days prior to December 31, 2014 and the fifteen trading days commencing on and including December 31, 2014.

CUSIP No. 591176102	SCHEDULE 13G	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree High Income Convertible Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 891,623 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 891,623 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,623 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON PN

(1)
In its capacity as the direct owner of 453,887 Shares, approximately 84,783 Shares issuable upon the conversion of $110,219.17 of the Series A Notes and approximately 352,953 Shares issuable upon the conversion of $140,440.31 of the Series B Notes.  However, the aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, any portion of the Series A Notes and Series B Notes that would exceed such amount are not currently convertible into Shares.

CUSIP No. 591176102	SCHEDULE 13G	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,175,747 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 1,175,747 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,747 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree High Income Convertible Fund, L.P. and Oaktree High Income Convertible Fund II, L.P.

CUSIP No. 591176102	SCHEDULE 13G	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,175,747 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 1,175,747 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,747 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. 591176102	SCHEDULE 13G	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,858,430 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 5,858,430 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,858,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the duly appointed investment manager for Oaktree High Income Convertible Fund, L.P. and Oaktree High Income Convertible Fund II, L.P. and in its capacity as the duly appointed manager for certain separate accounts, which Separate Accounts directly hold in aggregate 4,936,151 Shares, in addition to approximately 922,133 Shares issuable upon the conversion of $1,198,777.45 of the Series A Notes and approximately 3,838,829 Shares issuable upon the conversion of $1,527,471.93 of the Series B Notes.  However, the aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, any portion of the Series A Notes and Series B Notes that would exceed such amount are not currently convertible into Shares.  See Item 4.

CUSIP No. 591176102	SCHEDULE 13G	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,858,430 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 5,858,430 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,858,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Capital II, L.P. and Oaktree Capital Management, L.P. See Item 4.

CUSIP No. 591176102	SCHEDULE 13G	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,858,430 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 5,858,430 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,858,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc. See Item 4.

CUSIP No. 591176102	SCHEDULE 13G	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,858,430 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 5,858,430 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,858,430 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC. See Item 4.

CUSIP No. 591176102	SCHEDULE 13G	Page 10 of 15

ITEM 1.	(a)	Name of Issuer:
Metalico, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
186 North Avenue East Cranford, NJ 07016

ITEM 2.

(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)	Oaktree High Income Convertible Fund, L.P., a Delaware limited partnership (“HIC Fund”);

(2)	Oaktree High Income Convertible Fund II, L.P., a Delaware limited partnership (“HIC Fund II”);

(3)	Oaktree Fund GP II, L.P., a Delaware limited partnership (“GP II”), in its capacity as the general partner of HIC Fund and HIC Fund II;

(4)	Oaktree Capital II, L.P., a Delaware limited partnership (“Capital II”), in its capacity as the general partner of GP II;

(5)
Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the duly appointed investment manager of HIC Fund and HIC Fund II and in its capacity as the duly appointed investment manager for certain separate accounts, none of which separate accounts may be deemed to own more than 4.3% of the outstanding Shares (the “Separate Accounts”);

(6)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Capital II and Management;

(7)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings, Inc.; and

(8)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities:

Shares of common stock, $0.001 par value per share (“Shares”)

(e)	CUSIP Number: 591176102

CUSIP No. 591176102	SCHEDULE 13G	Page 11 of 15

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a)-(c) Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or shared power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

HIC Fund directly holds 144,567 Shares in addition to approximately 27,030 Shares that may be issuable upon conversion of the Series A Notes and approximately 112,527 Shares that may be issuable upon conversion of the Series B Notes (subject to the restrictions on conversion described below), together constituting approximately 0.5% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares.

HIC Fund II directly holds 453,887 Shares in addition to approximately 84,783 Shares that may be issuable upon conversion of the Series A Notes and approximately 352,953 Shares that may be issuable upon conversion of the Series B Notes (subject to the restrictions on conversion described below), together constituting approximately 1.5% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares.

GP II, in its capacity as the general partner of each of HIC Fund and HIC Fund II, has the ability to direct the management of each of HIC Fund’s and HIC Fund II’s business, including the power to direct the decisions of each of HIC Fund and HIC Fund II regarding the vote and disposition of securities held by each of HIC Fund and HIC Fund II.  Therefore, GP II may be deemed to have indirect beneficial ownership of the securities held by HIC Fund and HIC Fund II.

Capital II, in its capacity as the general partner of GP II, has the ability to direct the management of GP II’s business, including the power to direct the decisions of GP II regarding the vote and disposition of securities held by each of HIC Fund and HIC Fund II.  Therefore, Capital II may be deemed to have indirect beneficial ownership of the securities held by HIC Fund and HIC Fund II.

Management, in its capacity as the duly appointed investment manager of HIC Fund and HIC Fund II has the ability to direct the management of HIC Fund and HIC Fund II, including the power to direct the decisions of HIC Fund and HIC Fund II regarding the vote and disposition of securities held by HIC Fund and HIC Fund II; therefore, Management may be deemed to have indirect beneficial ownership of the Shares held by HIC Fund and HIC Fund II.  In addition, in its capacity as the duly appointed investment manager of the Separate Accounts, has the ability to direct the management of the Separate Accounts, including the power to direct the decisions of the Separate Accounts regarding the vote and disposition of securities held by the Separate Accounts; therefore, Management may be deemed to have indirect beneficial ownership of the Shares beneficially owned by the Separate Accounts. Solely with respect to the Separate Accounts, the aggregate amount of the securities held by the Separate Accounts is 4,936,151 Shares, in addition to approximately 922,133 Shares that may be issuable upon conversion of the Series A Notes and approximately 3,838,829 Shares that may be issuable upon conversion of the Series B Notes (subject to the restrictions on conversion described below).  Management has the sole power to vote and dispose of such shares.

Holdings, Inc., in its capacity as the general partner of each of Capital II and Management, has the ability to direct the management of (i) Capital II’s business, including the power to vote and dispose of securities held by HIC Fund and HIC Fund II and (ii) Management’s business, including the power to vote and dispose of securities held by the Separate Accounts; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities held by HIC Fund, HIC Fund II and the Separate Accounts.

CUSIP No. 591176102	SCHEDULE 13G	Page 12 of 15

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by HIC Fund, HIC Fund II and the Separate Accounts.  Therefore, OCG may be deemed to have indirect beneficial ownership of the securities held by HIC Fund, HIC Fund II and the Separate Accounts.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by HIC Fund, HIC Fund II and the Separate Accounts; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the securities held by each of HIC Fund, HIC Fund II and the Separate Accounts.

The aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, the portion of the Series A Notes and Series B Notes that would exceed such amount for any Reporting Person are not currently convertible into Shares, and each such Reporting Person’s beneficial ownership constitutes approximately 9.99% of the total issued and outstanding Shares.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based upon a total of 58,646,808 Shares, consisting of (i) 58,322,983 Shares issued and outstanding as of November 7, 2014, as reported by the Issuer on the Form 10-Q and (ii) 323,825 Shares issuable upon the conversion of a portion of the Series A Notes and Series B Notes held by the Reporting Persons.  Although the Reporting Persons may be deemed to beneficially own $1,344,136.18 of Series A Notes, redeemable for a maximum of approximately 1,033,946 Shares at a conversion price of one share per $1.30 in Series A Notes, and $1,712,686.77 of Series B Notes, redeemable for a maximum of approximately 4,304,309 Shares at a conversion price of one share per $0.3979 in Series B Notes, the aggregate number of Shares into which the Series A Notes and Series B Notes are convertible is limited to the number of Shares that, together with all other Shares beneficially owned by the Reporting Persons, does not exceed 9.99% of the total outstanding Shares.  Accordingly, the portion of the Series A Notes and Series B Notes that would exceed such amount are not currently convertible into Shares, and the Reporting Persons may only obtain approximately 323,825 Shares upon the conversion of its Series A Notes and Series B Notes.  The conversion price of the Series B Notes is 110% of the arithmetic average of the weighted average prices of the Shares on each of the fifteen trading days prior to December 31, 2014 and the fifteen trading days commencing on and including December 31, 2014.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP No. 591176102	SCHEDULE 13G	Page 13 of 15

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

OAKTREE HIGH INCOME CONVERTIBLE FUND, L.P.

By:	Oaktree Fund GP II, L.P.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE HIGH INCOME CONVERTIBLE FUND II, L.P.

By:	Oaktree Fund GP II, L.P.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

CUSIP No. 591176102	SCHEDULE 13G	Page 14 of 15

OAKTREE CAPITAL II, L.P.

By:	Oaktree Holdings, Inc.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P., on behalf of itself and the Separate Accounts

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

CUSIP No. 591176102	SCHEDULE 13G	Page 15 of 15

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 17, 2015

OAKTREE HIGH INCOME CONVERTIBLE FUND, L.P.

By:	Oaktree Fund GP II, L.P.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE HIGH INCOME CONVERTIBLE FUND II, L.P.

By:	Oaktree Fund GP II, L.P.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Authorized Signatory

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

OAKTREE CAPITAL II, L.P.

By:	Oaktree Holdings, Inc.
Its:	General Partner

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P., on behalf of itself and the Separate Accounts

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin A. Boskovich
Name:	Martin A. Boskovich
Title:	Managing Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President